

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

Mr. Paolo Scaroni
Chief Executive Officer
Eni S.p.A.
1 Piazzale Enrico Mattei
00144 Rome, Italy

> **Re:** **Eni S.p.A.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed April 26, 2010**
> **Response Letter Dated February 11, 2011**
> **File No. 001-14090**

Dear Mr. Scaroni:

We have reviewed your response letter dated February 11, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1. Please refer to comment 1 in our letter dated January 24, 2011. We note that you have supplied certain technologies and materials to Iran pursuant to licensing agreements with state-owned petrochemical companies. Tell us whether, to the best of your knowledge, understanding, and belief, any of the technologies or materials you have provided or intend to provide into Iran are controlled items included in the Department of Commerce's Commerce Control List.

2. Please refer to comment 2 in our letter dated January 24, 2011. Tell us specifically the current volumes of proven and provable reserves for the oil fields and for the gas fields you have developed in Iran.

3.   Please refer to comment 3 in our letter dated January 24, 2011. We note that you have paid substantial dollar amounts to Iran and Syria for crude oil you purchased from those countries from time to time. Disclose in your proposed risk factor the dollar amounts of such payments to Iran and to Syria for each of 2008, 2009, and 2010.   Also disclose in the risk factor the volume of Iran-origin and Syria-origin crude oil you purchased from international traders and oil companies on the spot market in each of 2008, 2009, and 2010. Provide us the language you intend to include in your risk factor.

You may contact Jenifer Gallagher at (202) 551-3706 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director